February 18, 2026

Reginald Fubara
Chief Executive Officer
HyOrc Corporation
3050 Post Oak Boulevard, Suite 510-Q60
Houston, TX 77056

       Re: HyOrc Corporation
           Amendment No. 3 to Registration Statement on Form 10
           Filed December 31, 2025
           File No. 000-51048
Dear Reginald Fubara:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amendment No. 3 to Registration Statement on Form 10-12G
Item 1. Business
Principal Business Lines
1. Green Methanol Production, page 4

1. Please revise to state clearly here and on page 14, if true, that you are not currently generating revenue under the Joint Venture Agreement with Start Lda and that Phase 1 of the project may not be operational until July 2026 or later.
Item 3. Properties, page 13

2. We note your response to prior comment 3 and that your relationship with Vaigunth
       Enertek consists of fabrication and testing, engineering and R&D support, and limited manufacturing services in their facilities. We also note your disclosure that "[t]hrough
       SRE Power and technology partner Vaigunth Enertek, we operate engineering and prototyping facilities in India." Please revise your disclosure to clarify, if true, that you do not operate facilities in India, but instead conduct the limited operations listed above through the services provided by Vaigunth Entertek. Please also further clarify the nature
 February 18, 2026
Page 2

       of your partnership with Vaigunth Enertek, including whether the arrangement is covered by an agreement. If so, please provide a description of the material terms of the agreement and file the agreement as an exhibit to the registration statement. Refer to
       Item 601(b)(10) of Regulation S-K.
Item 15. Financial Statements and Exhibits
(b) Exhibits
5.0 - Audited Financial Statements for 2023 & 2024, page 23

3.     We note your response to prior comment 7. Please address the following:
           Your disclosure of the purchase price allocation on page 18 of the exhibit indicates
          that substantially all of the fair value of the gross assets acquired is concentrated in customer relationship, a single identifiable asset, or group of similar identifiable assets. Please tell us your consideration of the screen test provided in paragraphs
          ASC 805-10-55-5A through 55-5C in determining that ASPZ (now HyOrc) could be deemed a business.
           You state that ASPZ pursued mineral-related initiatives and the performance of due diligence and evaluation activities constituted substantive processes essential to developing a revenue-generating operation. Please describe your business inputs and substantive process in greater detail. Tell us whether your process includes employees that form an organized workforce with the necessary skills, knowledge or experience to perform the process. Refer to ASC 805-10-55-5D.
6.0 - Unaudited Interim Financial Statements for September 2025, page 23

4. We note your response to prior comment 1. However, we were not able to locate your results of operations and cash flow discussions for the interim period ended September
       30, 2025 in the MD&A section. Please revise your filing to provide the information required in Item 303 of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Suying Li at 202-551-3335 or Angela Lumley at 202-551-3398 if you
have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Cara Wirth at 202-551-7127 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Reginald L. Sewell